                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DE ANZA PROPERTIES-X
                           (Name of Subject Company)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

Michael L. Ashner                               Copy to:
Jericho Associates, L.P.                        Mark I. Fisher,Esq.
100 Jericho Quandrangle, Ste. 214               Rosenman & Colin
Jericho, New York 11753                         575 Madison Avenue
                                                New York, New York  10022

                                                Copy to:
C.E. Patterson                                  Paul J.Derenthal, Esq.
MacKenzie Patterson Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                   455 Market Street, Suite 1600
Moraga, California  94556                       San Francisco, California  94105
(510) 631-9100                                  (415) 243-8070

                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                               NOVEMBER 29, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   None
            ----
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1.          Name of Reporting Persons

            Moraga Capital, LLC

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2.          Check the Appropriate Box if a Member of a Group
            (See Instructions)

            (a)     /  /
            (b)     /  /

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3.          SEC Use Only

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4.          Sources of Funds (See Instructions)

            WC/AF

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5.          Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)   /  /

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6.          Citizenship or Place of Organization:

            Delaware

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Number of Shares Beneficially Owned by Each Reporting Person With

7.          Sole Voting Power:

            10

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8.          Shared Voting Power:

            1,629

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9.          Sole Dispositive Power:

            10

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10.         Shared Dispositive Power:

            1,629

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
11.         Aggregate Amount Beneficially owned by Each Reporting Person:

            1,639

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12.         Check if the Aggregate Amount of Row (11) Excludes Certain Shares
            (See Instructions):  /  /

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13.         Percent of Class Represented by Amount in Row (11):

            7.2%

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14.         Type of Reporting Person (See Instructions):

            OO

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
Item 1.     Security and Issuer.

            This statement relates to limited partnership interests (the "Interests") of De Anza Properties - X (the "Issuer"). The address of the Issuer's principal executive offices is:

            9171 Wilshire Boulevard
            Beverly Hills, California  90210

Item 2.     Identity and Background.

            The person filing this statement is Moraga Capital, LLC ("Moraga" or the "Reporting Person"). The members of Moraga are Jericho Associates, L.P. ("Jericho"), Moraga Partners, Inc. ("Moraga Partners"), Cal-Kan, Inc. ("Cal-Kan"), LP Secondary Market Fund, L.P. ("LPSMF"), Previously Owned Mortgage Partnerships Income Fund 3, L.P. ("POMPI"), CFS Secondary Market Fund, L.P. ("CFS"), Moraga Fund 1, L.P. ("MF1"), Accelerated High Yield Income Fund I, L.P.("AHY Income I"), Accelerated High Yield Income Fund II, L.P. ("AHY Income II"), Accelerated High Yield Growth Fund II, L.P. ("AHY Growth I"), MacKenzie Specified Income Fund, A California Limited Partnership ("Specified"), and MacKenzie Patterson Special Fund, A California Limited Partnership ("Special"). The foregoing members of the Reporting Person are referred to collectively as the "Members" and individually as a "Member".

            The following chart sets forth the general partners of the Members which are limited partnerships:


            Member                General Partner
            ------                ---------------

            Specified             MacKenzie L.P., A California Limited Partnership
            Special               MacKenzie Patterson, Inc.
            LPMSF                 MacKenzie Patterson, Inc.
            POMPI                 MacKenzie Patterson, Inc.
            CFS                   William R. Cousins
            MF1                   Moraga Partners
            AHY Income I          MacKenzie Patterson, Inc.
            AHY Income II         MacKenzie Patterson, Inc.
            AHY Growth I          MacKenzie Patterson, Inc.
            Jericho               Michael L. Ashner

            C.E. Patterson and Thomas A. Frame are the executive officers and directors of each of Moraga Partners and Cal-Kan. The general partner of MacKenzie L.P. is MacKenzie Securities Partners, Inc., a California corporation ("MSPI"). Mr. Patterson and Berniece Patterson, his wife, are the officers and directors of each of MacKenzie Patterson, Inc. ("MPI") and MPSI, and Victoriaann Tacheira is an executive officer of each of Moraga Partners, Cal-Kan, MPI and MSPI. MPI is also the controlling administrator of CFS. The Members, the general partners of partnership Members, the officers and directors of corporate members and the officers and directors of corporate general partners of partnership Members are herein collectively referred to as the "Instruction C Persons".

            The Reporting Person is a Delaware limited liability company. Jericho is a Delaware limited partnership. Cal-Kan is a Kansas corporation. Moraga Partners is a California corporation. AHY Income I, AHY Income II and AHY Growth I are Florida limited partnerships. Each of the other partnership Members is a California limited partnership.

            The principal business of Moraga is to acquire and hold Interests for investment purposes. The principal business of Jericho is to acquire and hold its interest as a Member in Moraga. The principal business of each of the other Members is to acquire and hold for investment limited partnership units, interests and shares of previously created unaffiliated real estate based limited partnerships, real estate investments trusts or other real estate based investment entities which have invested substantially all of their capital in real property, real estate ventures or other real property based investments. The principal business of the corporate general partners of the partnership Members is to manage investment partnerships such as the partnership Members. The principal businesses and citizenship of all other Instruction C Persons is as set forth in Schedule attached hereto.

            Except as noted below, the address of the Reporting Person, the Members and the Instruction C Persons, and the address of the principal business and principal offices of each is 1640 School Street, Suite 100, Moraga, California 94556. The address of the principal place of business and principal office of Michael L. Ashner and Jericho is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

            During the last five years, neither the Reporting Person, any Member, nor any Instruction C Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amounts of Funds or Other Consideration.

            The Reporting Person acquired 10 Units as a capital contribution by one of its Members, Specified, upon formation. The Interests held by Special were acquired from MacKenzie Fund IV (Institutional), an affiliated partnership, in connection with its liquidation. Interests held by Specified and POMPI were purchased from individual holders of Interests in cash transactions individually negotiated by representatives of each such Member with each holder of Interests. The amount of consideration attributable to the purchase of Interests by the Reporting Person was established by the Reporting Person and was in the form of a capital interest in the Reporting Person issued to Specified. In all other cases, the amount of consideration was determined by the purchasing entity in negotiation with each seller, and was paid in cash out of the working capital of the respective purchasers. The aggregate purchase prices attributable to the foregoing transactions are as set forth below:

            Fund          Number of Interests               Aggregate Purchase Price
            ----          -------------------               ------------------------
            Specified     270                                $370,735
            Special       231                                 159,452
            Moraga         10                                   4,500
            POMPI           5                                   1,995

Item 4.     Purpose of Transaction.

            Moraga was formed for the purpose of purchasing Interests by means of a tender offer for the Interests. Moraga intends to purchase up to 5,665 Interests for $450 per Interest pursuant to the terms of the tender offer (the "Tender Offer").

            The Reporting Person and its Members have acquired Interests in the past and will acquire Interests in the Tender Offer for investment purposes. Although neither the Reporting Person nor the Members have any present plan, proposal or intention to seek control of the Issuer, change its management or operations, or effect any other transaction referred to in Items 4(a) through
(j) of Schedule 13D, the Reporting Person or the Members may, at an appropriate time, seek to exercise rights as a limited partner of the Issuer to cause the liquidation and dissolution of the Issuer, or the sale or transfer of the remaining assets of the Issuer.

Item 5.     Interest in Securities of the Issuer.

            (a) The Reporting Person and certain of its affiliates currently own Interests. The following entities, while not Members, are affiliates of the Reporting Person and hold Interests which may therefore be deemed beneficially owned by the Reporting Person: Real Estate Securities Fund 1983 ("RESF 1983"), MacKenzie Fund III ("Fund III"), MacKenzie Fund V, A California Limited Partnership ("Fund V"), MacKenzie Fund VI, A California Limited Partnership ("Fund VI"), Previously Owned Partnerships Income Fund 2, L.P. ("POPI2"), and Vanderbilt Income and Growth Associates, L.L.C. ("Vanderbilt"). The foregoing entities are referred to as the "Affiliated Holders". See Schedule A hereto for information concerning relationships among the Members, Affiliated Holders and Instruction C Persons.

            As of the date hereof, each of the Reporting Person, certain Members and the Affiliated Holders owns the number of Interests which represent the percentage of total outstanding Interests indicated in the following table:

                                  Number of                     Percentage of
            Holder                Interests                     Outstanding Interests
            ------                ---------                     ---------------------
            RESF 1983                  81                              0.36%
            Fund III                  281                              1.24%
            Fund V                    402                              1.78%
            Fund VI                   279                              1.23%
            Specified                 270                              1.19%
            Special                   231                              1.01%
            POPI2                      75                              0.33%
            POMPI                       5                              0.02%
            Moraga                     10                              0.04%
            Vanderbilt                  5                              0.02%

            As set forth in the foregoing table, the Reporting Person, as a result of its affiliation with its Members and the Affiliated Holders, may be deemed to beneficially own an aggregate of 1,639 Interests which represents approximately 7.2% of the total outstanding Interests. All of the percentages set forth in this Item 5 assume that 22,640.5 Interests are outstanding as reported in the Issuer's report on Form 10-K for the year ended December 31, 1994.

            (b) Each of the Interest holders identified in (a) above has the sole power to vote and to dispose of the respective number of Interests owned. However, the Reporting Person, its Members and/or the Instruction C Persons may be deemed to have shared voting and dispositive power over the Interests held by such Interest holders to the extent that the Reporting Person, its Members and/or the Instruction C Persons and certain of such Interest holders are under common control.

            (c) POMPI acquired five Interests for $399 per Interest in a privately negotiated transaction with an unrelated party on November 8, 1995, and Moraga acquired 10 Interests from Specified as a capital contribution by Specified in November 1995, and the Interests were valued at $450 per Interest. Other than the foregoing, no transactions in the Interests involving the Reporting Person, any of its Members or any of the other persons identified in
(a) above have been effected since September 1, 1995.

            (d)     Not applicable.

            (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.

                                   SCHEDULE A

             THE REPORTING PERSONS AND THEIR RESPECTIVE PRINCIPALS

            The officers and directors of corporate Members, the general partner of Jericho and the officers and directors of corporate general partners of the other limited partnership Members and their present principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States of America.

JERICHO ASSOCIATES, L.P.

            Michael L. Ashner is the sole general partner of Jericho and a controlling member of Vanderbilt.

            Michael L. Ashner has been President and Chairman and Director of National Property Investors, Inc. ("NPI") and a Director of NPI Property Management Corporation ("NPI Management") since their formation in 1984. As the President and a Director of NPI, Mr. Ashner has been involved with the sponsoring of approximately 35 limited partnerships. Mr. Ashner is also the President and Director of NPI Equity Investments, Inc. ("NPI Equity") and NPI Equity Investments, Inc. II ("NPI Equity II"), each a wholly owned subsidiary of NPI. NPI Equity and NPI Equity II control or are the managing general partners of 29 public partnerships. Mr. Ashner is also the President and a Director of DeForest Capital I Corporation and DeForest Capital II Corporation, the general partners of DeForest Ventures I, L.P. and DeForest Ventures II, L.P., respectively (the latter two entities are referred to below as the "DeForest Entities"). Between November 1994 and June 1995, the DeForest Entities made tender offers for limited partnership units in the seven NPI series limited partnerships, the three MRI Business Property Fund limited partnerships and nine Century Properties Fund limited partnerships. In addition, since 1981 Mr. Ashner has been President of Exeter Capital Corporation,a firm which has organized and administered real estate limited partnerships. Prior to forming NPI in 1984, Mr. Ashner served as a general partner of seven real estate limited partnerships that were formed by Exeter Capital Corporation to own and operate income producing real estate, including apartments, commercial office space and retail space. He received his A.B. degree cum laude from Cornell University and received a J.D. degree magna cum laude from the University of Miami School of Law, where he was an editor of the law review.

MACKENZIE PATTERSON, INC.

            C.E. Patterson is the principal shareholder and principal officer of MacKenzie Patterson, Inc. and MPSI. Through MPI and MPSI, Mr. Patterson may be deemed to control each of the partnership Members and Affiliated Holders, other than Moraga Fund 1, L.P., Jericho and Vanderbilt. MPI is also the controlling administrator of CFS, a partnership Member of Moraga.

            C.E. Patterson is President of MacKenzie Patterson, Inc. and MPSI. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Patterson Real Estate Services, a licensed California Real Estate Broker, was founded in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc. general partner of Moraga Partners 1, L.P. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

            Berniece A. Patterson is a director of MacKenzie Patterson, Inc. and MPSI. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

            Victoriaann Tacheira is vice president of MacKenzie Patterson, Inc., which she joined in 1988. She is also an officer of MPSI, Cal-Kan and Moraga Partners. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial ParaPlanner.

MORAGA PARTNERS, INC.

            Moraga Partners, Inc. is a California corporation which is also the general partner of Moraga Fund 1, L.P. It is owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Moraga Partners, Inc. Information regarding Mr. Patterson is set forth above.

            Thomas A. Frame has been the president of Paradigm Investment Corporation, a real estate limited partnership secondary market firm, since 1986. In 1973, Mr. Frame was a co-founder of Transcentury Real Estate Masters, Oakland, California, a residential and commercial real estate brokerage firm. In 1973 he also co-founded, and has since then been a partner in, Transcentury Property Management Company, which has syndicated privately-placed real estate limited partnerships owning multi-family residential properties. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Frame is co-owner and an executive officer and director of Cal-Kan, Inc., and co-owner and an officer of Moraga Partners, Inc., general partner of Moraga Fund 1, L.P. Mr. Frame, through his affiliates, manages over $6 million dollars in investor capital and is currently managing a total of 1,150 residential units in four states.

CAL-KAN, INC.

            Cal-Kan, Inc. is a Kansas corporation which is owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Cal-Kan, Inc. Information regarding each of Mr. Patterson and Mr. Frame is set forth above.

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

MORAGA CAPITAL, LLC

BY ITS MEMBERS:

JERICHO ASSOCIATES, L.P.

By:         /s/ MICHAEL L. ASHNER                              November 29, 1995
            ------------------------------                     -----------------
            Michael L. Ashner,                                 Date
            Its General Partner

MORAGA PARTNERS, INC.

By:         /s/ C.E. PATTERSON                                 November 29, 1995
            ------------------------------                     -----------------
            C.E. Patterson, President                          Date

CAL-KAN, INC.

By:         /s/ C.E. PATTERSON                                 November 29, 1995
            ------------------------------                     -----------------
            C.E. Patterson, President                          Date

LP SECONDARY MARKET FUND, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:  /s/ C.E. PATTERSON                            November 29, 1995
                 -------------------------                     -----------------
                 C.E. Patterson, President                     Date

MACKENZIE SPECIFIED INCOME FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:  /s/ C.E. PATTERSON                            November 29, 1995
                 -------------------------                     -----------------
                 C.E. Patterson, President                     Date

MACKENZIE PATTERSON SPECIAL FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

             By: /s/ C.E. PATTERSON                            November 29, 1995
                 -------------------------                     -----------------
                 C.E. Patterson, President                     Date

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
  INCOME FUND 3, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                         November 29, 1995
                    -------------------------                  -----------------
                    C.E. Patterson, President                  Date

CFS SECONDARY MARKET FUND, L.P.

            By:     /s/ WILLIAM R. COUSINS                     November 29, 1995
                    -------------------------                  -----------------
                    William R. Cousins,                        Date
                    Its General Partner

MORAGA FUND 1, L.P.

By:         Moraga Partners, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                         November 29, 1995
                    -------------------------                  -----------------
                    C.E. Patterson, President                  Date


ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                         November 29, 1995
                    -------------------------                  -----------------
                    C.E. Patterson, President                  Date


ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                         November 29, 1995
                    -------------------------                  -----------------
                    C.E. Patterson, President                  Date


ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                         November 29, 1995
                    -------------------------                  -----------------
                    C.E. Patterson, President                  Date